Advantest Corporation (FY2015 Q2)

FY2015 Second Quarter Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Period ended September 30, 2015)
(Unaudited)

October 26, 2015
Company name	:	Advantest Corporation
(URL http://www.advantest.com/US/investors)
Stock exchange on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Shinichiro Kuroe, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	November 13, 2015
Dividend Payable Date (as planned)	:	December 1, 2015
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2015 Q2 (April 1, 2015 through September 30, 2015)
(1)	Consolidated Financial Results (Accumulated)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes		Net income
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2015 Q2	86,665	9.8	6,748	5.6	6,305	(21.4)	4,431	(3.4)
FY2014 Q2	78,943	32.4	6,392	－	8,017	－	4,585	－
(Note) Quarterly comprehensive income (loss): FY2015 Q2 (Y) 4,494 million (60.6%);FY2014 Q2 (Y) 11,407 million -%

	Net income per share- basic		Net income per share- diluted
		Yen		Yen
FY2015 Q2	25.38		22.94
FY2014 Q2	26.32		23.79

(2)	Consolidated Financial Position
	Total assets		Net assets		Stockholders’ Equity		Equity-to-assets ratio
		Million yen		Million yen		Million yen		%
FY2015 Q2	259,770		143,719		143,719		55.3
FY2014	273,041		140,938		140,938		51.6

2. Dividends
	Dividend per share
(Record Date)	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2014	–	5.00	–	10.00	15.00
FY2015	–	10.00	N/A	N/A	N/A
FY2015 (forecast)	N/A	N/A	–	10.00	20.00
  (Note) Revision of dividends forecast for this period: No

Advantest Corporation (FY2015 Q2)

3. Projected Results for FY2015 (April 1, 2015 through March 31, 2016)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes		Net income		Net income per share
FY2015	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
	160,000	(2.0)	10,000	(31.6)	9,500	(49.6)	6,700	(48.3)	38.38
(Note) Revision of projected results  for this period: Yes
Please see “(3) Prospects for the Current Fiscal Year” on page 6 for details.

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): No
(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes (Note) Please see “2. Others” on page 7 for details.
(3)	Accounting changes:
1)	Changes based on revisions of accounting standard: No
2)	Changes other than 1) above: No
(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock): FY2015 Q2 199,566,770 shares; FY2014 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period: FY2015 Q2 24,993,746 shares; FY2014 25,020,294 shares.
3)	Average number of outstanding stock for each period (cumulative term): FY2015 Q2 174,565,559 shares; FY2014 Q2 174,189,320 shares.

Status of Quarterly Review Procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2015 Q2)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Current Fiscal Year	P. 6
2.	Others		P. 7
	(1)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 7
3.	Consolidated Financial Statements		P. 8
	(1)	Consolidated Balance Sheets (Unaudited)	P. 8
	(2)	Consolidated Statements of Operations (Unaudited)	P.10
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.12
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.13
	(5)	Notes to Consolidated Financial Statements	P.14
		(Notes on Going Concern)	P.14
		(Notes on Significant Changes to Stockholders’ Equity)	P.14
		(Segment Information)	P.14

Advantest Corporation (FY2015 Q2)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2015 Q2 (April 1, 2015 through September 30, 2015)
			(in billion yen)
	Six months ended September 30, 2014	Six months ended September 30, 2015	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	87.4	71.1	(18.7%)
Net sales	78.9	86.7	9.8%
Operating income	6.4	6.7	5.6%
Income before income taxes	8.0	6.3	(21.4%)
Net income	4.6	4.4	(3.4%)
During Advantest’s first half of fiscal year 2015, the global economy maintained its moderate growth trend supported by an improvement in the American economy, although growth was less than initially anticipated due to a slowdown in the Chinese economy.
Semiconductor-related markets benefited from robust investments related to advanced semiconductors used in smartphones and data centers, particularly memory semiconductors. However, macroeconomic factors including falling stock prices and declines in international trade contributed to declining forward visibility, which impacted consumer spending in China and other countries, causing semiconductor manufacturers to limit their new orders for manufacturing equipment.
Amid this increasingly challenging environment, Advantest focused on promoting sales of semiconductor and component test systems while also seeking to increase profitability of its ATE-related peripheral business and other businesses.
As a result, orders received were (Y) 71.1 billion (18.7% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 86.7 billion (9.8% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 6.7 billion (5.6% increase in comparison to the corresponding period of the previous fiscal year), representing gains in both net sales and profits.  Income before income taxes was (Y) 6.3 billion (21.4% decrease in comparison to the corresponding period of the previous fiscal year) and net income was (Y) 4.4 billion (3.4% decrease in comparison to the corresponding period of the previous fiscal year). The percentage of net sales to overseas customers was 94.2% (92.8% in the corresponding period of the previous fiscal year).

Conditions of business segments are described below.

Advantest Corporation (FY2015 Q2)

<Semiconductor and Component Test System Segment>
			(in billion yen)
	Six months ended September 30, 2014	Six months ended September 30, 2015	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	63.9	39.0	(38.9%)
Net sales	55.0	51.2	(6.9%)
Operating income	7.9	2.8	(64.8%)
The Semiconductor and Component Test System Segment logged strong sales of memory test systems, reflecting memory semiconductor manufacturers’ proactive capital expenditures. However, non-memory test system sales were slow since the summer due to declines in the PC market and lower sales of smartphones in China.
As a result of the above, orders received were (Y) 39.0 billion (38.9% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 51.2 billion (6.9% decrease in comparison to the corresponding period of the previous fiscal year), and operating income was 2.8 billion (64.8% decrease in comparison to the corresponding period of the previous fiscal year).

< Mechatronics System Segment>
			(in billion yen)
	Six months ended September 30, 2014	Six months ended September 30, 2015	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	11.9	17.8	49.7%
Net sales	11.1	20.3	82.5%
Operating income	0.7	4.5	6.3 times
The Mechatronics System Segment also benefited from proactive capital expenditures by memory semiconductor manufacturers, which contributed to a strong quarter for the device interface business.  Additionally, the nanotechnology business saw strong sales amid growing demand for further miniaturization of semiconductors and electronic materials.
As a result of the above, orders received were (Y) 17.8 billion (49.7% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 20.3 billion (82.5% increase in comparison to the corresponding period of the previous fiscal year), and operating income was 4.5 billion (6.3 times increase in comparison to the corresponding period of the previous fiscal year).

<Services, Support and Others Segment>
			(in billion yen)
	Six months ended September 30, 2014	Six months ended September 30, 2015	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	11.7	14.2	21.7%
Net sales	12.9	15.2	18.0%
Operating income	1.6	2.3	48.7%

Advantest Corporation (FY2015 Q2)

The Services, Support and Others Segment continued to generate higher net sales and profits from its field services business due to increasing number of annual maintenance contracts.  SSD test systems, a new business, also saw strong sales.
As a result of the above, orders received were (Y) 14.2 billion (21.7% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 15.2 billion (18.0% increase in comparison to the corresponding period of the previous fiscal year), and operating income was 2.3 billion (48.7% increase in comparison to the corresponding period of the previous fiscal year).

(2) Analysis of Financial Condition
Total assets at September 30, 2015 amounted to (Y) 259.8 billion, a decrease of (Y) 13.3 billion compared to March 31, 2015, primarily due to a decrease of (Y) 11.1 billion and (Y) 1.5 billion in cash and cash equivalents and property, plant and equipment, respectively.  The amount of total liabilities was (Y) 116.1 billion, a decrease of (Y) 16.1 billion compared to March 31, 2015, primarily due to a redemption of (Y) 10.0 billion in corporate bonds and a decrease of (Y) 5.0 billion in trade accounts payable. Stockholders’ equity was (Y) 143.7 billion. Equity to assets ratio was 55.3%, an increase of 3.7 percentage points from March 31, 2015.

(Cash Flow Condition)
Cash and cash equivalents held at September 30, 2015 were (Y) 86.5 billion, a decrease of (Y) 11.1 billion from March 31, 2015. Significant cash flows during the first half of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 1.5 billion (net cash inflow of (Y) 13.4 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to a decrease of (Y) 4.7 billion and (Y) 1.6 billion in trade accounts payable and customer prepayments, respectively, and adjustments of non cash items such as depreciation and amortization in addition to the net income of (Y) 4.4 billion.
Net cash used in investing activities was (Y) 1.4 billion (net cash outflow of (Y) 0.1 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 1.4 billion.
Net cash used in financing activities was (Y) 11.7 billion (net cash outflow of (Y) 0.8 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to redemption of corporate bonds (Y) 10.0 billion and dividends paid of (Y) 1.7 billion.

(3) Prospects for the Current Fiscal Year
Advantest expects that the trend for a society with greater safety and comfort, as embodied in the global adoption of smartphones and acceleration of computerization of automobiles, will drive future growth in the semiconductor industry and related markets.
Regarding the business environment for the current fiscal year, Advantest expects that its non-memory test system business will face difficult conditions for a while but expects that demand will recover in the new year when an increase in production of semiconductors for high-end smartphones is anticipated. Memory test systems are expected to continue to attract robust customer interest through the fiscal year since major semiconductor manufacturers are planning to expand their DRAM and NAND flash memory production capacity.
Additionally, Advantest anticipates growth in its mechatronics system business, including device interfaces and nanotechnology products, and services, support and others business due to its strategy to increase profitability.
Due to the recent slowdown in demand for non-memory test systems starting in the summer and the expected decrease in the percentage of net sales constituting high profitability products, Advantest has revised its full-year forecast as follows: net sales of (Y) 160.0 billion; operating income of (Y) 10.0 billion; and net income of (Y) 6.7 billion. These forecasts are based on foreign exchange rates of 120 JPY to 1 USD and 135 JPY to 1 Euro.

Advantest Corporation (FY2015 Q2)

2.  Others
(1) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the first half, its best estimate of the annual effective tax rate for the full fiscal year and uses that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

Advantest Corporation (FY2015 Q2)

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2015	September 30, 2015

Current assets:
Cash and cash equivalents	¥97,574	86,506
Trade receivables, net	24,960	24,219
Inventories	37,210	36,572
Other current assets	5,057	6,393

Total current assets	164,801	153,690

Investment securities	2,249	2,088
Property, plant and equipment, net	38,480	36,998
Intangible assets, net	4,085	3,691
Goodwill	54,590	54,495
Other assets	8,836	8,808

Total assets	¥273,041	259,770

Advantest Corporation (FY2015 Q2)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2015	September 30, 2015

Current liabilities:
Trade accounts payable	¥18,101	13,123
Accrued expenses	10,482	9,725
Income taxes payable	2,106	2,214
Accrued warranty expenses	1,525	1,627
Corporate bonds - current portion	10,000	—
Customer prepayments	4,900	3,459
Other current liabilities	2,572	2,939

Total current liabilities	49,686	33,087

Corporate bonds	15,000	15,000
Convertible bonds	30,119	30,104
Accrued pension and severance costs	35,034	35,982
Other liabilities	2,264	1,878

Total liabilities	132,103	116,051

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	43,770	43,761
Retained earnings	141,104	143,730
Accumulated other comprehensive income	18,387	18,450
Treasury stock	(94,686)	(94,585)

Total stockholders’ equity	140,938	143,719

Total liabilities and stockholders’ equity	¥273,041	259,770

Advantest Corporation (FY2015 Q2)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2014	September 30, 2015

Net sales	¥78,943	86,665
Cost of sales	35,697	39,715

Gross profit	43,246	46,950

Research and development expenses	15,022	15,978
Selling, general and administrative expenses	21,832	24,224

Operating income	6,392	6,748

Other income (expense):
Interest and dividend income	88	154
Interest expense	(68)	(55)
Gain on sale of investment securities	559	—
Other, net	1,046	(542)

Total other income (expense)	1,625	(443)

Income before income taxes	8,017	6,305

Income taxes (benefit)	3,432	1,874

Net income	¥4,585	4,431

	Yen
	Six months ended	Six months ended
	September 30, 2014	September 30, 2015

Net income per share:
Basic	¥26.32	25.38
Diluted	23.79	22.94

Advantest Corporation (FY2015 Q2)

	Yen (Millions)
	Three months ended	Three months ended
	September 30, 2014	September 30, 2015

Net sales	¥42,114	46,388
Cost of sales	19,119	22,053

Gross profit	22,995	24,335

Research and development expenses	7,641	8,017
Selling, general and administrative expenses	11,364	12,279

Operating income	3,990	4,039

Other income (expense):
Interest and dividend income	29	64
Interest expense	(34)	(25)
Other, net	840	(576)

Total other income (expense)	835	(537)

Income before income taxes	4,825	3,502

Income taxes (benefit)	1,579	974

Net income	¥3,246	2,528

	Yen
	Three months ended	Three months ended
	September 30, 2014	September 30, 2015

Net income per share:
Basic	¥18.64	14.48
Diluted	16.85	13.10

Advantest Corporation (FY2015 Q2)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2014	September 30, 2015

Comprehensive income (loss)
Net income	¥4,585	4,431
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	6,661	(554)
Net unrealized gains (losses) on investment securities	(371)	(121)
Pension related adjustments	532	738

Total other comprehensive income (loss)	6,822	63

Total comprehensive income (loss)	¥11,407	4,494

	Yen (Millions)
	Three months ended	Three months ended
	September 30, 2014	September 30, 2015

Comprehensive income (loss)
Net income	¥3,246	2,528
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	8,727	(3,931)
Net unrealized gains (losses) on investment securities：	(116)	(318)
Pension related adjustments	252	373

Total other comprehensive income (loss)	8,863	(3,876)

Total comprehensive income (loss)	¥12,109	(1,348)

Advantest Corporation (FY2015 Q2)

(4) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2014	September 30, 2015

Cash flows from operating activities:
Net income	¥4,585	4,431
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,514	2,740
Deferred income taxes	(337)	214
Gain on sale of investment securities	(559)	－
Changes in assets and liabilities:
Trade receivables	(3,828)	353
Inventories	506	780
Trade accounts payable	2,398	(4,748)
Other account payable	422	(80)
Accrued expenses	2,712	(816)
Income taxes payable	2,975	(93)
Accrued warranty expenses	(127)	93
Customer prepayments	494	(1,614)
Accrued pension and severance costs	247	1,410
Other	1,390	(1,191)

Net cash provided by (used in) operating activities	13,392	1,479

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	1,557	－
Purchases of property, plant and equipment	(1,497)	(1,365)
Purchases of intangible assets	(249)	(256)
Other	47	204

Net cash provided by (used in) investing activities	(142)	(1,417)

Cash flows from financing activities:
Redemption of corporate bonds	－	(10,000)
Dividends paid	(845)	(1,742)
Other	36	(5)

Net cash provided by (used in) financing activities	(809)	(11,747)

Net effect of exchange rate changes on cash and cash equivalents	2,065	617

Net change in cash and cash equivalents	14,506	(11,068)

Cash and cash equivalents at beginning of period	68,997	97,574

Cash and cash equivalents at end of period	¥83,503	86,506

Advantest Corporation (FY2015 Q2)

(5)	Notes to Consolidated Financial Statements

(Notes on Going Concern): None

(Notes on Significant Changes to Stockholders’ Equity): None

(Segment Information)

	Yen (Millions)
	Six months ended September 30, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥54,925	11,100	12,918	－	78,943
Inter-segment sales	66	－	－	(66)	－
Net sales	54,991	11,100	12,918	(66)	78,943
Operating income (loss) before stock option compensation expense	7,904	714	1,568	(3,794)	6,392
Adjustment:
Stock option compensation expense					－
Operating income					¥6,392

	Yen (Millions)
	Six months ended September 30, 2015
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥51,168	20,258	15,239	－	86,665
Inter-segment sales	24	－	－	(24)	－
Net sales	51,192	20,258	15,239	(24)	86,665
Operating income (loss) before stock option compensation expense	2,779	4,509	2,331	(2,871)	6,748
Adjustment:
Stock option compensation expense					－
Operating income					¥6,748

Advantest Corporation (FY2015 Q2)

	Yen (Millions)
	Three months ended September 30, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥28,881	6,307	6,926	－	42,114
Inter-segment sales	66	－	－	(66)	－
Net sales	28,947	6,307	6,926	(66)	42,114
Operating income (loss) before stock option compensation expense	4,786	559	940	(2,295)	3,990
Adjustment:
Stock option compensation expense					－
Operating income					¥3,990

	Yen (Millions)
	Three months ended September 30, 2015
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥26,495	11,448	8,445	－	46,388
Inter-segment sales	18	－	－	(18)	－
Net sales	26,513	11,448	8,445	(18)	46,388
Operating income (loss) before stock option compensation expense	1,359	2,610	1,600	(1,530)	4,039
Adjustment:
Stock option compensation expense					－
Operating income					¥4,039

(Notes)
1.
Adjustments to operating income in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.